

December 30, 2010

Mr. Tasos Aslidis
Chief Financial Officer
Euroseas Ltd.
11 Canterbury Lane
Watchung, New Jersey 07069

  Re: Euroseas Ltd.
     Form 20-F for the year ended December 31, 2009
     File No. 001-33283

Dear Mr. Aslidis:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the year ended December 31, 2009
Item 5. Operating and Financial Review and Prospects, page 40

1. At the bottom of page 40, you indicate that you are constantly evaluating vessel purchase opportunities that are accretive to your earnings and cash flow, as well as sale opportunities of certain of your vessels. In order to give a balanced presentation, please expand your disclosure to discuss the potential consequences to your earnings of selling certain of your vessels. In this regard, we note you recorded losses during 2008 and 2009 with respect to the sale of four of your vessels. The largest such loss was recorded in connection with your sale of the M/V "Ioanna P". In your letter to us, dated September 16, 2009, you explained that you purchased the M/V "Ioanna P" in November of 2007 at a relatively high price level reflective of the high charter rates then available in the market at such time. Since you purchased three other vessels (the M/V "Tiger Bridge", M/V "Despina P" and M/V "Jonathan P") within the three-month period prior to your acquisition of the M/V "Ioanna P", it appears you could sustain additional losses if you were to decide to sell any of these vessels at depressed prices (as compared to the pre-credit crisis levels). For example, we note you purchased the M/V "Tiger Bridge" in October of 2007 for $24 million. We also note that you recently purchased a vessel (the M/V "Aggeliki P") that is

similar in size, but eight years younger than the M/V "Tiger Bridge", for $15.85 million. The price of this recently-purchased vessel suggests the current market value of the M/V "Tiger Bridge" may be substantially lower than its carrying value. If true, please include disclosure for this vessel as well as any other vessel that appears to have a market value lower than its carrying value. Further, we suggest that you consider adding a table summarizing the date of acquisition, the purchase price and the carrying value of each vessel in your fleet. We suggest you identify within this table those vessels whose estimated market values are less than their carrying values. Also, the disclosure accompanying the table should discuss the related accounting treatment of your vessels, and describe the circumstances under which you would record an impairment loss for such vessels.

Certifications

2. Your certifications filed as Exhibit 12.1 and 12.2 appear to include modifications from the standard language. In future filings, please revise these certifications to include the language of paragraph 4(d) as provided in Form 20-F.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kristin Shifflett at 202-551-3381 if you have questions regarding comments on the financial statements and related matters. Please contact Dana Brown at 202-551-3859 or me at 202-551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief